UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Special Disclosure Report

Standard Motor Products, Inc.
(Exact name of registrant as specified in its charter)

New York	1-4743	11-1362020
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

37-18 Northern Blvd., Long Island City, N.Y.		11101
(Address of principal executive offices)		(Zip Code)

Carmine J. Broccole, Esq. Vice President General Counsel and Secretary 718-392-0200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01. Conflict Minerals Disclosure and Report.

In this Specialized Disclosure Report on Form SD, “Standard Motor Products,” “we,” “us,” “our” and the “Company” refer to Standard Motor Products, Inc. and its subsidiaries.

We have determined that conflict minerals (as defined in Item 1.01(d)(3) of Form SD) are necessary to the functionality or production of products that were manufactured or contracted to be manufactured by the Company during the 2013 calendar year. Accordingly, we conducted in good faith a reasonable country of origin inquiry that was reasonably designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or any adjoining country (as defined in Item 1.01(d)(1) of Form SD), or were from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD).

Conflict Minerals Disclosure

We are a leading independent manufacturer and distributor of replacement parts for motor vehicles in the automotive aftermarket industry, with an increasing focus on the original equipment service market. We are organized into two major operating segments, each of which focuses on specific lines of replacement parts. Our Engine Management Segment manufactures ignition and emission parts, ignition wires, battery cables, fuel system parts and sensors for vehicle systems. Our Temperature Control Segment manufactures and remanufactures air conditioning compressors, air conditioning and heating parts, engine cooling system parts, power window accessories, and windshield washer system parts. In both segments – Engine Management and Temperature Control – we source raw materials, component parts and finished goods through a complex supply chain, in which we are many tiers downstream from the smelters and refiners of minerals in the supply chain.

In January 2013, we established a steering committee comprised of various departments within our organization including legal, operations, finance, and facility to design an appropriate country of origin inquiry regarding our necessary conflict minerals. Our inquiry employed a combination of measures that were designed to obtain reliable representations from our direct suppliers regarding the country of origin of these minerals. In particular, we:

(1)  communicated to our direct suppliers the Company’s reporting obligations under Rule 13p-1 of the Securities Exchange Act of 1934;

(2)  conducted a supply chain survey with our direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template, which requests that suppliers report information related to their use of conflict minerals, and the country of origin and the identity of the smelters and refiners of such conflict minerals; and

(3)  reviewed supplier responses to the supply chain survey and engaged in follow-up communications with certain direct suppliers that we determined to have provided incomplete or inconsistent information in their supply chain survey.

Our supply chain survey included approximately 60% of our direct suppliers, which represented approximately 65% (by dollar value) of our total procurement activities. These suppliers were determined by us to comprise substantially all of our potential suppliers of necessary conflict minerals, with the understanding that some suppliers who were selected for the inquiry may not have actually supplied necessary conflict minerals to the Company for the reporting period. We were able to obtain and review responses from suppliers representing approximately 66% (by dollar value) of the surveyed supplier base.

Based on our reasonable country of origin inquiry and the responses that we received, we have concluded that we have no reason to believe that our necessary conflict minerals may have originated in the DRC or an adjoining country.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company posted this Specialized Disclosure Report on Form SD at www.smpcorp.com under “Investor Relations—Financial Reporting”. In addition, in February 2013, the Company endorsed a policy against the use of necessary conflict minerals that directly or indirectly finance or benefit armed groups in the DRC or an adjoining country, and such policy is available at www.smpcorp.com under “Investor Relations—Governance Documents— Conflict Minerals Policy Statement”.

Item 1.02. Exhibit.

Not applicable.

Item 2.01. Exhibits.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STANDARD MOTOR PRODUCTS, INC.
(Registrant)

	By:	/s/ James J. Burke
James J. Burke
Vice President Finance and Chief Financial Officer

Date: June 2, 2014